# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GRUPO TELEVISA, S.A.B., CIK 0000912892
CUSIP: 40049J206
Title of class of securities: Series A Shares; Series B Shares; Dividend Preferred Shares; Series L Shares
Address of issuer's principal executive offices: AV VASCO DE QUIROGA 2000, COLONIA SANTA FE, Mexico (O5), 01210
Date of event which requires filing of this statement: 10/30/2025
Filed by CIK 0002096305
Persons authorized to receive notices and communications: Eduardo Tricio Haro, Blvd de la Senda #317 Interior Local 7, Torreon, Mexico (O5), 27018, 52 871 285 0920

## Reporting persons
- Eduardo Tricio Haro (CIK 0002096305): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 24,053,316,300; shared voting power 0; sole dispositive power 24,053,316,300; shared dispositive power 0; aggregate amount beneficially owned 24,053,316,300 (7.7% of the class)
  Comment: The Shares reported herein, which are held in the form of 205,583,900 CPOs, consist of (i) 5,139,597,500 A Shares representing 4.6% of the outstanding A Shares; (ii) 4,522,845,800 B Shares representing 9.4% of the outstanding B Shares; (iii) 7,195,436,500 D Shares representing 9.4% of the outstanding D Shares; and (iv) 7,195,436,500 L Shares representing 9.4% of the outstanding L Shares (See Item 5(a)).

## Item 1. Security and Issuer
Title of class of securities: Series A Shares; Series B Shares; Dividend Preferred Shares; Series L Shares
Name of issuer: GRUPO TELEVISA, S.A.B.
Address of issuer's principal executive offices: AV VASCO DE QUIROGA 2000, COLONIA SANTA FE, Mexico (O5), 01210
Comment:
This statement of Schedule 13D relates to the Series A Shares of common stock, no par value (the "A Shares"), the Series B Shares of common stock, no par value (the "B Shares"), the Dividend Preferred Shares, no par value (the "D Shares"), and the limited-voting Series L Shares, no par value ("L Shares" and, together with the A Shares, the B Shares and the D Shares, the "Shares") of Grupo Televisa, S.A.B., a limited liability public stock corporation incorporated under the laws of the United Mexican States (the "Issuer").

The Shares trade in the United Mexican States primarily in the form of certificados de participacion ordinarios ("CPOs"), each of which currently comprises of twenty-five A Shares, twenty-two B Shares, thirty-five D Shares and thirty-five L Shares, and in the United States, in the form of global depositary shares, each of which represent five CPOs.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Mr. Eduardo Tricio Haro ("Mr. Tricio Haro" or the "Reporting Person"), with respect to the Shares underlying the CPOs directly owned by him and Shares underlying the CPOs directly owned by a certain account (the "Account") for which the Reporting Person has sole voting and dispositive control.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.
Residence or business address: The address of the principal business office of the Reporting Person is Blvd de la Senda #317 Interior Local 7 Residencial Senderos, Torreon, Coahuila Mexico 27018.
Present principal occupation or employment: The principal occupation of the Reporting Person is as a dairy farmer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United Mexican States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person used a total of approximately MXP$1,929,059,500 to acquire 204,965,000 CPOs representing 23,980,905,000 Shares of the Shares reported herein as beneficially owned by him. The source of the funds used to acquire such CPOs was a combination of the personal funds of the Reporting Person and funds obtained through the utilization of existing lines of credit entered into by the Reporting Person or the Account.

In addition, 618,900 CPOs representing 72,411,300 Shares of the Shares reported herein as beneficially owned by the Reporting Person were acquired for his services rendered to the Issuer as a member of the Issuer's board of directors (the "Board").

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person has acquired the securities described in this Schedule 13D for strategic investment purposes. The Reporting Person expects to continuously review and evaluate the Issuer's financial condition and prospects and his interest in, and intentions with respect to, the Issuer and his investment in the securities of the Issuer, and depending on: market, economic, and industry conditions, his continuing evaluation of the business, strategies, prospects, management, governance, operations, performance, financial matters, capital structure, market positions, strategic and other transactions of the Issuer, alternative investment opportunities and changes in law and/or regulations, and all other factors that may be deemed relevant, including but not limited to the Issuer's business and financial condition, and results of operations; the relative attractiveness of other business and investment opportunities; and other future developments; the Reporting Person may dispose of or acquire additional securities of the Issuer.

Subject to market conditions and other factors described in this Schedule 13D, the Reporting Person may also seek to monetize his securities in the Issuer through various transactions, including, without limitation, derivative transactions or a pledge of his interests in the securities of the Issuer as collateral for liquidity purposes.

The Reporting Person does not have any current plans or proposals which relate to or would result in any of the actions described in Items 4(a)-(j) of Schedule 13D. However, the Reporting Person may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Person may hold discussions with or make informal recommendations or formal proposals to the Issuer's management or Board, including any special committees of the Board and their respective advisors, other holders of the Issuer's securities, industry analysts, financial sponsors, existing or potential strategic partners, actual or potential sources of capital, and other third parties regarding such matters.

As aforementioned, the Reporting Person reserves the right to change his intentions and develop plans or proposals at any time, as he deems appropriate. The Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional CPOs or Shares, and dispose of all or a portion of the securities of the Issuer that the Reporting Person now owns or may hereafter acquire.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page and the footnote on the cover page to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon approximately 312,120,700,000 Shares, consisting of 111,138,500,000 A Shares, 48,061,000,000 B Shares, 76,460,600,000 D Shares and 76,460,600,000 L Shares, outstanding as of September 30, 2025, as reported in the Report of Foreign Private Issuer on Form 6-K, furnished by the Issuer to the Securities and Exchange Commission on October 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page and the footnote on the cover page to this Schedule 13D for the number of Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: All transactions in the CPOs effected by the Reporting Person within the prior 60-day window for which disclosure is required by Schedule 13D are listed in Schedule 1 hereto and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no person other than the Reporting Person and the Account have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- Eduardo Tricio Haro: /s/ Eduardo Tricio Haro, Eduardo Tricio Haro/Individually (11/14/2025)